SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 24)

JOS. A. BANK CLOTHIERS, INC.

(Name of Subject Company)

JOS. A. BANK CLOTHIERS, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

480838101

(CUSIP Number of Class of Securities)

Charles D. Frazer

Senior Vice President — General Counsel

500 Hanover Pike

Hampstead, Maryland 21074

(410) 239-5730

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Paul T. Schnell, Esq. Jeremy D. London, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036 (212) 735-3000	Jim J. Shoemake, Esq. Guilfoil Petzall & Shoemake, L.L.C. 100 South Fourth Street, Suite 500 St. Louis, Missouri 63102 (314) 241-6890

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 24 to Schedule 14D-9 amends and supplements the Schedule 14D-9, originally filed by Jos. A. Bank Clothiers, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on January 17, 2014 (as amended, the “Statement”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Except as otherwise noted below, no changes are being made to the Schedule 14D-9.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements

Item 3 is hereby amended and supplemented as set forth below.

The sole paragraph in the section entitled “Shares Held by Non-Employee Directors and Executive Officers of the Company” is hereby deleted in its entirety and restated to read as follows:

“As a group, the non-employee directors and named executive officers of the Company hold an aggregate of approximately 387,190 shares of Common Stock as of June 4, 2014. If the Company’s non-employee directors or named executive officers were to tender any shares of Common Stock they own for purchase pursuant to the Offer, then they would receive the same cash consideration per share of Common Stock on the same terms and conditions as the other stockholders of the Company who tender their shares of Common Stock. If the non-employee directors and named executive officers were to tender all of the 387,190 shares of Common Stock owned by them for purchase pursuant to the Offer and those shares of Common Stock were purchased by Java for $65.00 per share of Common Stock, then the non-employee directors and named executive officers would collectively receive an aggregate amount of approximately $25,167,350 in cash. To the knowledge of the Company, all of the Company’s non-employee directors and named executive officers currently intend to tender all of their shares of Common Stock pursuant to the Offer. If the non-employee directors or named executive officers continue to hold such shares of Common Stock at the time of the Merger, they would receive the same Merger Consideration as the other stockholders of the Company who hold shares of Common Stock at the time of the Merger (other than Men’s Wearhouse, Java and stockholders who exercise and perfect their appraisal rights under the Delaware General Corporate Law).”

The second paragraph and the table under the section entitled “Treatment of Restricted Stock Units” are hereby deleted in their entirety and restated to read as follows:

“The following table summarizes, with respect to each non-employee director, the cash value, based on the Merger Consideration of $65.00 per share of Common Stock, in respect of the unvested restricted stock units as of June 4, 2014 which will be received by the non-employee directors in connection with the Merger, pursuant to the terms of the Merger Agreement which provides that all such units will be cancelled in exchange for a payment equal to the Merger Consideration at the time of the Merger. Such unvested restricted stock units were awarded in accordance with the Company’s annual grant schedule and are otherwise scheduled to vest on June 3, 2015, except for 1,500 of the units held by Mr. Bergren, which are scheduled to vest on September 4, 2014.

Directors	Number of Unvested Restricted Stock Units (#)	Value of Unvested Restricted Stock Units ($)
Byron Bergren	3,000	195,000
James H. Ferstl	1,500	97,500
Andrew A. Giordano	1,500	97,500
William E. Herron	1,500	97,500
Sidney H. Ritman	1,500	97,500
Robert N. Wildrick	1,500	97,500

”

The second paragraph and the table in the section entitled “Treatment of Deferred Compensation” are hereby deleted in their entirety and restated to read as follows:

“The following table sets forth the estimated account balances, as of June 4, 2014, which would be distributed in connection with the Second Amended Offer.

	Share Balance	Value of Payout of Deferred Shares($)	Non- Share Deferred Compensation Value($)*	Total ($)*
Executive Officers
R. Neal Black	0	$0	$993,241	$993,241
Robert B. Hensley	3,078	200,070	570,951	771,021
Gary M. Merry	0	0	0	0
James W. Thorne	6,853	445,445	0	445,445
David E. Ullman	6,853	445,445	565,188	1,010,633

Directors
Byron Bergren	0	$0	$0	$0
James H. Ferstl	6,000	390,000	0	390,000
Andrew A. Giordano	3,750	243,750	0	243,750
William E. Herron	10,500	682,500	0	682,500
Sidney H. Ritman	14,420.31	937,320	0	937,320
Robert N. Wildrick	10,500	682,500	0	682,500

”

Item 4.    The Solicitation or Recommendation

Item 4 is hereby amended and supplemented as set forth below.

The section entitled “Background” is hereby amended to add the following paragraph after the final paragraph on the last page of that section:

“On June 6, 2014, MW and Offeror amended the Schedule TO to extend the expiration date to 5:00 p.m., New York City time on June 19, 2014.”

Item 9.    Exhibits

Item 9 is hereby amended and supplemented to add the following exhibit:

(a)(23)     Cover Letter to Information Statement, dated as of June 4, 2014.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

JOS. A. BANK CLOTHIERS, INC.

	By:	/s/ Charles D. Frazer
	Name:	Charles D. Frazer
	Title:	Senior Vice President — General Counsel
Dated: June 6, 2014